[redacted]

SECUR 13014403 ION

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH, D.C.
193

AP 9/3

DD 8/29/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AST INVESTOR SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6201 15TH AVENUE
(No. and Street)

BROOKLYN	NEW YORK	11219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER TERENZI — 718-921-8147 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS	NEW YORK	NEW YORK	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/7/13

OATH OR AFFIRMATION

I, CHRISTOPHER P. TERENZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AST INVESTOR SERVICES LLC, as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY GOMEZ
Notary Public, State of New York
No. 01GO4686381
Qualified in Nassau County
Commission Expires January 7, 2014

Notary Public

Signature

EXECUTIVE VICE PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AST Investor Services LLC

(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Statement of Financial Condition

June 30, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
AST Investor Services LLC
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of AST Investor Services LLC (an indirect wholly owned subsidiary of Armor Holdco, Inc.) (the "Company") as of June 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AST Investor Services LLC as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America

McGladrey LLP

New York, New York
August 28, 2013

AST Investor Services LLC
(An Indirect Wholly Owned Subsidiary of Armor Holdco, Inc.)

Statement of Financial Condition
June 30, 2013

ASSETS	
Cash	$ 196,707
Deposit at clearing organization	75,000
Accounts receivable and other assets	116,750
Total assets	$ 388,457
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Payable to affiliate	$ 40,711
Due to clearing broker	8,211
Accrued expenses and other liabilities	54,533
Total liabilities	103,455
Member's Equity:	
Membership interest	1,100,000
Accumulated deficit	(814,998)
Total member's equity	285,002
Total liabilities and member's equity	$ 388,457

See Notes to Statement of Financial Condition.

Note 1. Organization

AST Investor Services LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on August 9, 2010 as a single-member limited liability company, obtained FINRA membership on September 14, 2011, and commenced operations on September 19, 2011.

The Company engages in the trading of equities, mutual funds, and fixed income securities on behalf of its customers and the Company does not engage in proprietary trading. The Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with National Financial Services LLC ("NFS"). NFS carries all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. At June 30, 2013, the amount due to clearing broker reflected in the statement of financial condition is the amount due to this broker.

The Company is an indirect wholly owned subsidiary of Armor Holdco, Inc. ("AHI" or the "Parent"). Armor Holding II LLC ("Holding II"), a wholly owned subsidiary of AHI, is the sole member of the Company. Holding II's operations are primarily conducted by its subsidiary, American Stock Transfer & Trust Company LLC ("AST"). AST acts as transfer agent for public companies performing services such as issuing and transferring shares, paying and processing dividends, and acting as agent in corporate reorganizations such as tender offers and mergers.

Holding II has provided the Company with a letter of support, which specifies that Holding II has undertaken to provide additional capital, up to the amount of losses as may from time to time be required in order to meet the business requirements and regulatory reporting required of the Company through July 1, 2014.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash: The Company maintains cash in an account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Defined - Contribution Pension Plans: The Company participates in a discretionary profit-sharing plan and a defined-contribution pension plan in the form of an Internal Revenue Code 401(k) Plan sponsored by AST. Participation in this plan is available to substantially all of the Company's employees. Plan costs are allocated to the Company based on the estimated services provided by employees during the year.

Income Taxes: For U.S. federal, state, and local tax purposes, the Company is a single-member limited liability corporation that has elected to be disregarded for income tax purposes. The Company's operating results are included in the federal income tax return and state income tax returns filed by the Parent. The Parent files a U.S. federal income tax return and applicable state and local income tax returns. The Company has not filed an individual income tax return, which would be subject to examination by Internal Revenue Service and respective state and local taxing authorities.

Holding II has a 100% membership interest in the Company and is subject to federal, state, and city income taxes on its allocated share of the income. The total benefit for all income taxes, had such provision been made in the Company's financial statements, would have been $0, and gross deferred tax assets would have been $572,951, of which a full valuation allowance would have been applied. The change in the gross deferred tax asset and valuation allowance for the year ended June 30, 2013 were both $366,632.

Note 2. Summary of Significant Accounting Policies (Continued)

The Company follows the provisions of FASB Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

As of June 30, 2013, management has determined that there are no uncertain tax positions.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements: In May 2012, the FASB issued Accounting Standards Update ("ASU") 2012-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2012-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2012-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2012. The Company is currently evaluating the effect that the provisions of ASU 2012-04 will have on the Company's financial statements.

In December 2012, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Note 3. Financial Instruments

The Company follows FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"), which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

As of June 30, 2013, the Company did not have any recorded financial instruments at fair value in its statement of financial condition.

Note 4. Agreement with Clearing Organization

The Company clears its customer transactions through a clearing broker, NFS, on a fully disclosed basis pursuant to a clearing agreement (the "Agreement'). The Company has also deposited cash with NFS under the following terms and conditions of the Agreement. The Company shall deliver to NFS, for deposit in an account maintained by NFS, an amount of $75,000 as amended from time to time in accordance with the terms of the escrow agreement. Such deposit does not represent an ownership interest in NFS.

Note 4. Agreement with Clearing Organization (Continued)

The Agreement with NFS also requires minimum monthly payments in the amount of $15,000 through October 2013 and $20,000 thereafter. Further, the Agreement has a clause that requires the Company to pay a termination fee in the event the Company terminates the Agreement for any reason, other than permitted under the Agreement, or NFS terminates due to the Company's noncompliance with certain terms of such Agreement.

If the Agreement is terminated prior to the dates listed below, the termination fee would be:

October 13,	
2013	$ 360,000
2014	270,000
2015	180,000
2016	90,000

Note 5. Related Party Transactions

Certain expenses incurred by the Company were paid by an affiliated entity, AST. These expenses include payroll, office supplies, rent, and other miscellaneous daily expenses. The Company records all expenses as incurred, and records a liability to AST in the caption payable to affiliate in the statement of financial condition. The Company subsequently reimburses AST on a monthly basis for all expenses paid. The purpose for this intercompany charge is to maximize efficiencies within the group of Holding II subsidiary companies. As of June 30, 2013, $40,711 was due to AST.

The Company entered into an expense-sharing arrangement with AST whereby the expenses are to be paid to AST by the close of the fiscal year. If said balance is not cleared in the future, an equity contribution may be made to settle the balance.

Note 6. Commitments and Contingencies

The Company is subject to litigation and other losses arising in the normal course of business from time to time. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of June 30, 2013, it is management's opinion that there are no matters pending that are probable of having a material adverse effect on the financial condition of the Company.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At June 30, 2013, the Company had net capital of $168,252, which exceeded the minimum requirement by $161,355. The Company's ratio of aggregate indebtedness to net capital at June 30, 2013 was .6149 to 1.

Note 9. Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 10. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through August 28, 2013, the date the financial statement was available to be issued. This evaluation did not result in a finding of any subsequent events that necessitated disclosures and/or an adjustment to the Company's statement of financial condition.